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Michael A. Burns & Associates Inc.          Retalix USA
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nmcglone@mbapr.com                          Jack.Finney@retalix.com


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             Charles C. Parks Co. Implements Retalix PowerWarehouse
                   for Enhanced Distribution Center Efficiency
         Software Provides Warehouse Automation, Voice-Managed Picking,
               Labor Management for Convenience Store Distributor

         Dallas, Texas, Feb. 20, 2008 - Retalix(R) (Nasdaq: RTLX) today announced that The Charles C. Parks Co., a regional distributor to convenience stores in the southern U.S., will upgrade the supply chain technology in its Gallatin, Tenn.-based warehouse with Retalix PowerWarehouse, Retalix Power Voice and Retalix Power Productivity software solutions.

         "Our company mission is to provide quality products and services to convenience stores across the southern United States in a timely, accurate manner. To keep pace with our growing service standards, we required a warehouse technology upgrade, and that's when we turned to Retalix," said Tom Cripps, chief financial officer at Charles C. Parks. "As a technology leader in the convenience distribution segment, Retalix impressed us with their full breadth of integrated solutions. The company's PowerWarehouse platform in particular offered the flexibility, visibility and reliability we needed to take our distribution operations to the next level."

         Retalix PowerWarehouse is a warehouse management system (WMS) specifically designed for route-based, multi-stop food distributors seeking higher operational efficiencies and improved customer service. Using barcode scanning and wireless radio frequency (RF) technologies, the software automates numerous warehouse operations, including receiving, returns processing, order selection, shipping and inventory control.

         "Retalix Power Warehouse enables Charles C. Parks Co. to achieve their process-improvement initiatives," said Ray Carlin, executive vice president, Retalix USA. "Our integrated solutions designed specifically for food distributors will give them an advantage in realizing better customer service levels and overall operational efficiencies."
         Retalix Power Voice uses Vocollect Inc.'s Vocollect Voice(R) software to take data from PowerWarehouse and upload it to a wireless Vocollect Talkman(R) mobile computer and headset. This enables hands-free picking for warehouse employees, improving order accuracy and productivity while providing real-time inventory updates.

         Retalix Power Productivity monitors and measures employee productivity based on company-set standards for various warehouse tasks. The software also provides reports that warehouse management can use to forecast future workloads and schedules.

         Charles C. Parks Co. has been a Retalix Power Enterprise customer since 2000. Power Enterprise is Retalix's suite of enterprise resource planning (ERP) software for convenience and food service distributors. It offers a variety of customer relationship management (CRM), supply chain management, operations management and business management solutions to help distributors gain better visibility, accuracy and efficiency in their supply chains.

         About The Charles C. Parks Co.

         The Charles C. Parks Co. is a full-line convenience store distributor established in 1934. The company operates from its modern warehouse and office facility in Gallatin, Tenn. and distributes to convenience stores in nine southern states. The Parks Co. realizes the importance of service and excels in this area with on-time deliveries, accurate invoice pricing, speedy pick-ups and credits on request. Out-of-stocks are kept at a minimum, and orders are consistently filled at better than 99 percent.
Web site: www.charlescparks.com.

         About Retalix

         Retalix is an independent provider of software solutions to retailers and distributors worldwide. With over 40,000 sites installed across more than 50 countries, Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix , please visit www.retalix.com.

         Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

         Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2006, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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